Exhibit 99.1

Annual General and Special Meeting of Holders of Common Shares

of

ALMADEN MINERALS LTD.
(the “Issuer”)

held on June 18, 2015

 REPORT OF VOTING RESULTS

National Instrument 51-102 - Continuous Disclosure Obligations Section 11.3

Matters Voted Upon

General Business	Outcome of Vote	For	Against
1. Determine the number of directors at 7	Carried	15,213,978	19,720
2. Elect the following nominees as directors			Withheld
(a) Duane Poliquin	Elected	15,087,823	145,875
(b) Morgan Poliquin	Elected	15,087,823	145,875
(c) John (Jack) McCleary	Elected	15,152,923	80,775
(d) Gerald G. Carlson	Elected	15,214,923	18,775
(e) Joseph Montgomery	Elected	15,214,923	18,775
(f) Mark T. Brown	Elected	14,685,823	547,875
(g) William J. Worrall	Elected	14,814,923	418,775
3. Appoint Deloitte LLP, Chartered Accountants, as Auditor	Appointed	16,312,680	3,300
4. Confirm, ratify and approve Advance Notice Policy	Carried	14,987,305	Against
			246,393
5. Approve the Plan of Arrangement	Carried	15,190,618	43,080

Dated at Vancouver, B.C., this 18th day of June, 2015.

ALMADEN MINERALS LTD.

Per: “Morgan Poliquin ”

Morgan Poliquin
President and CEO